SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Extraordinary General Shareholders’ Meeting” dated on June 24, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Extraordinary General Shareholders’ Meeting

June 24, 2005 (02 pages)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.:   (55-11) 3549-7200

Fax:    (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; June 24, 2005) The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) announces the Extraordinary General Shareholders’ Meeting to be held on July 13, 2005, at 15:00 hours, at the Company’s headquarters located at Rua Martiniano de Carvalho 851 (Auditorium), Bela Vista, in the capital of the State of São Paulo, to discuss the following agenda:

I.	To modify the Company’s bylaws as follows:

a)	To modify the responsibilities of the Vice-Presidency of Regulation and Businesses with Operators, in order to transfer the activities related to regulation to the Executive Vice-Presidency of Strategic Planning;

b)	To modify the responsibilities of the Executive Vice-Presidency of Strategic Planning to: i) absorb the activities related to regulation, transferred from the Vice-Presidency of Regulation and Businesses with Operators; ii) to transfer to the Chief Executive Officer the activities related to the regional relations with public entities and consumer defense organization, thus modifying the responsibilities of such position;

c)	In accordance with the modification of responsibilities in the items “a” and “b” above, to adapt the denominations of the Vice-Presidency of Regulation and Businesses with Operators and the Executive Vice-Presidency of Strategic Planning, which will now be known as Vice-Presidency of Wholesale Businesses and Executive Vice-Presidency of Strategic Planning and Regulation;

d)	As a result of the aforementioned modifications, to adapt the wording of article 20, heading and the article 23, letters C, D, F and K of the Company’s bylaws.

e)	To approve the modified Company’s bylaws.

II.	To appoint a new member of the Board of Directors, by the vote of the common shareholders to complement the present term, vis-à-vis the resignation presented by a member of the Board.

GENERAL INSTRUCTIONS

A) The corresponding powers-of-attorney for the Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho 851, 14th floor, São Paulo-SP (at Gerência Jurídica Societária, telephones: 3549-7421 and 3549-7423), on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on July 11, 2005 at 15:00 hours; in the case of entities, the powers-of-attorney must annex the corresponding documents or company’s acts that grant such representation;

B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company’s headquarters an abstract of their shareholding position issued by the custodian entity from July 11, 2005 on, inclusive;

C) According to CVM Instructions # 165 and 282, the minimum percentage required to request the adoption of the process of multiple voting for the election of a member of the Board of Directors is 5% (five percent) of the voting capital stock;

D) The relevant documents related to the agenda that will be discussed in the Shareholders’ Meeting are available to the shareholders at the aforementioned address and time.

São Paulo, June 24, 2005

Fernando Xavier Ferreira

Chairman, Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: June 24, 2005	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director